EXHIBIT 99.1

“Sentinel” Radar to be Unveiled at Eurosatory 2010

The new radar from RADA designed specifically for Active Protection Systems (APS)

NETANYA, Israel, June 9, 2010 (GLOBE NEWSWIRE)  -- Israel-based defense electronics system house RADA Electronic Industries Ltd. is unveiling its new line of products at Eurosatory 2010: Radar Sensors for Force Protection Systems. “Sentinel is the first product of a new line announced by RADA at Eurosatory“said Zvika Alon, Chief Executive Officer of RADA. “It is the first result of our strategic decision to enhance our product portfolio with solutions specialized for land systems.”

“The first application of RADA’s radar technology is the Sentinel Radar for Active Protection Systems for Armored Fighting Vehicles (AFV), which was developed in a record time and has already demonstrated excellent performance through rugged, live fire field tests conducted by Israel Military Industries (IMI)”, said Alon.

“We are excited to work with IMI on this important system, providing this life-saving technology and positioning RADA‘s systems at the first line of force protection solutions”, Alon added. The Sentinel debut at the Eurosatory 2010 defense exposition in Paris, France, as part of IMI’s Active Protection System display (displayed at the Israel Pavilion, Stand C-701).

Sentinel is a compact and lightweight, yet armored, pulse-Doppler radar that operates in the “S” band, detecting and tracking incoming threats (missiles, rockets, projectiles). The static radar “stares” over a sector of 2100, enabling two identical and interchangeable units to cover a complete sphere around the protected vehicle. This digital radar is easily programmable and configurable, interfacing with its peripherals via standard Ethernet links.

RADA’s new radar technology is applicable to a wide variety of force protection systems and solutions, whether stationary or mobile, for Defense and Homeland Security applications.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for Force Protection Systems.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:
Dubi Sella (V.P Business Development)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com